# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 Galleria Parkway SE, Suite 300, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-022629
Filed by CIK 0001552491

## Reporting persons
- Blumberg Capital III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 258,632; sole dispositive power 0; shared dispositive power 224,479; aggregate amount beneficially owned 258,632 (0.3% of the class)
- Blumberg Capital Management III, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 258,632; sole dispositive power 0; shared dispositive power 224,479; aggregate amount beneficially owned 258,632 (0.3% of the class)
- David James Blumberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 258,632; sole dispositive power 0; shared dispositive power 224,479; aggregate amount beneficially owned 258,632 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 400 Galleria Parkway SE, Suite 300, Atlanta, GA, 30339.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Blumberg Capital III, L.P. ("BC III")
Blumberg Capital Management III, L.L.C. ("BCM III")
David J. Blumberg ("Blumberg")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
432 Bryant Street
San Francisco, CA 94107
Citizenship: All of the entities were organized in Delaware and Blumberg is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 224,479 shares of common stock and 34,153 shares (the "Earnout Shares") directly held by BC III. The Earnout Shares are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, BC III has the power to vote, but not dispose of, the Earnout Shares.

BCM III is the sole general partner of BC III and owns no shares of the Issuer directly. Blumberg is the managing director of BCM III and owns no shares directly. BCM III and Blumberg share voting and dispositive power over the shares held by BC III and may be deemed to beneficially own the shares held by BC III.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 84,849,055 shares of common stock outstanding as of September 3, 2026, as reported in the amendment to the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "SEC") on October 2, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the amendment to the 13G filed with the SEC on February 12, 2024).

## Signatures
- Blumberg Capital III, L.P.: /s/ David J. Blumberg, By Blumberg Capital Management III, L.L.C., its General Partner, By David J. Blumberg, Managing Member (10/29/2026)
- Blumberg Capital Management III, L.L.C.: /s/ David J. Blumberg, By David J. Blumberg, Managing Member (10/29/2026)
- David James Blumberg: /s/ David J. Blumberg, David J. Blumberg (10/29/2026)